EXHIBIT 28(b) 6 UNDER FORM N-1A
EXHIBIT 3(i) UNDER ITEM 601/REG. S-K

AMENDMENT #11
TO THE BY-LAWS
OF
FEDERATED GOVERNMENT INCOME SECURITIES, INC.

Effective June 1, 2013

Strike Section 5. Powers of Executive Committee from ARTICLE III - EXECUTIVE AND OTHER COMMITTEES and replace with the following:

Section 5. Powers of Executive Committee. During the intervals between the Meetings of the Directors, the Executive Committee, except as limited by the By-Laws of the Corporation or by specific directions of the Directors, shall possess and may exercise all the powers of the Directors in the management and direction of the business and conduct of the affairs of the Corporation in such manner as the Executive Committee shall deem to be in the best interests of the Corporation, and shall have power to authorize the Seal of the Corporation (if there is one) to be affixed to all instruments and documents requiring the same. Notwithstanding the foregoing, the Executive Committee shall not have the power to elect or remove Directors, increase or decrease the number of Directors, elect or remove any Officer, issue shares or recommend to shareholders any action requiring shareholder approval.

Insert the following into Article VI, Agreements, Checks, Drafts, Endorsements, etc. and renumber the remaining sections accordingly:

Section 2. Delegation of Authority Relating to Dividends. The Directors may delegate to any Officer or Agent of the Corporation the ability to authorize the payment of non-stock dividends and may delegate to an Officer or Agent in accordance with that general authorization the power to fix the amount and other terms of the dividend provided that the Directors established a method or procedure for determining the maximum amount of the distribution.

The title of Article VI is deleted and replaced as follows: “Agreements, Certain Delegation, Checks, Drafts, Endorsements, etc.”